U
SECURITIES AN
12013143
Washi

SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 21, 2010 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen River Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Waterford Drive
(No. and Street)

Cartersville	Georgia	30120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson (404) 606-1768
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street NE, Suite 1800	Atlanta	Georgia	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen River Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aspen River Securities, LLC A Development Stage Company

Financial Statements and
Supplemental Schedule
December 31, 2011
(with Independent
Accountants' Report thereon)

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Aspen River Securities, LLC
Cartersville, Georgia

We have audited the accompanying balance sheet of Aspen River Securities, LLC (a development stage company) (the "Company") as of December 31, 2011, and the related statements of operations, member's equity and cash flows for the period from April 21, 2010 (inception) to December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen River Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the period from April 21, 2010 (inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 28, 2012

ASPEN RIVER SECURITIES, LLC
(A Development Stage Company)

Balance Sheet

December 31, 2011

Assets

Cash	$ 129,127
Prepaid expenses	6,500
Total assets	$ 135,627

Liabilities and Member's Equity

Liabilities – consisting of accounts payable	$ 7,156
Member's equity	128,471
Total liabilities and member's equity	$ 135,627

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

(A Development Stage Company)

Statement of Operations

For the Period from April 21, 2010 (Inception) to December 31, 2011

Operating income – consisting of interest income	$ 302
Operating expenses:	
Legal and professional fees	111,874
Other operating expenses	4,732
Total operating expenses	116,606
Net loss	$ 116,304

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC
(A Development Stage Company)

Statement of Member's Equity

For the Period from April 21, 2010 (Inception) to December 31, 2011

Balance at beginning of period	$ -
Member contributions	402,869
Member distributions	(158,094)
Net loss	(116,304)
Balance at end of period	$ 128,471

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC
(A Development Stage Company)

Statement of Cash Flows

For the Period from April 21, 2010 (Inception) to December 31, 2011

Cash flows from operating activities:	
Net loss	$ (116,304)
Change in prepaid assets	(6,500)
Change in accounts payable	7,156
Net cash used in operating activities	(115,648)
Cash flows from financing activities:	
Cash contributions by member	402,869
Cash distributions to member	(158,094)
Net cash provided by financing activities	244,775
Net change in cash	129,127
Cash at beginning of period	-
Cash at end of period	$ 129,127

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

(A Development Stage Company)

Notes to Financial Statement

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Aspen River Securities, LLC (the "Company") is a Georgia limited liability company formed on April 21, 2010, and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on May 20, 2011. Substantial operations of the Company have not yet begun. The Company will offer benefit plan consulting services and other securities services. Operations through December 31, 2011 relate primarily to expenditures incurred in order to secure the registrations referred to above and other pre-operating activities.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**

Operations of the Company to date have consisted of application fees, consulting fees and legal fees. A portion of these expenses have been paid on behalf of the Company by Oculus Partners, LLC, a related party through common ownership, and totaled $23,501 for the period from inception through December 31, 2011. Without the support of Oculus Partners, LLC, results from inception date to December 31, 2011 would differ from what is reported in the financial statements.

(3) **Subsequent Events**

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 28, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTAL

SCHEDULE

ASPEN RIVER SECURITIES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of Net Capital:

Members' equity	$ 128,471
Non-allowable assets	(6,500)
Net capital	121,971
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 116,971

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 7,156
Ratio of aggregate indebtedness to net capital	.059 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2011):

Net capital as reported in Part II (unaudited) FOCUS report	$ 129,127
Audit adjustments, net	(7,156)
Net capital, per above	$ 121,971

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Aspen River Securities, LLC
Cartersville, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Aspen River Securities, LLC (the "Company"), as of and for the period ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 28, 2012